Mark E. Crone
Managing Partner
mcrone@cronelawgroup.com

Joe Laxague Partner jlaxague@cronelawgroup.com

VIA EDGAR

November 4, 2021

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attn:	Jane Park

Re:	Meihua International Medical Technologies Co., Ltd. Amendment No. 4 to Registration Statement on Form F-1 Filed October 21, 2021 File No. 333-258659

Dear Ms. Park:

We write on behalf of Meihua International Medical Technologies Co., Ltd. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated November 1, 2021, commenting on the Company’s Amendment No. 4 to its Registration Statement on Form F-1 filed October 21, 2021 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Amendment No. 4 to Form F-1 filed October 21, 2021

Index to the Consolidated Financial Statements, page F-1

1. Please provide interim financial statements for the six-months ended June 30, 2021, along with the corresponding prior year period in accordance with Item 4.b. of Form F-1 with reference to Item 8.A.5. of Form 20-F.

Response: The Company has amended the Registration Statement to include its interim financial statements for the six month period ended June 30, 2021 together with the prior year period. In addition, the various disclosures in the F-1 have been amended to reflect available information for the six months ended June 30, 2021.

Exhibit 23.1, page II-2

2. Please request a revised consent from Briggs & Veselka Co. that references the correct amendment number. In this regard, the consent dated October 21, 2021 is included in the fourth amendment to the Form F-1 rather than the third amendment.

Response: The consent from Briggs & Veselka Co. included with the newly amended Registration Statement references the correct amendment number.

Jane Park

United States Securities and Exchange Commission

November 4, 2021

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.